Exhibit 12.1

NORTEK HOLDINGS, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	ACTUAL
	YEAR ENDED			PERIOD FROM	PERIOD FROM	PERIOD FROM	PERIOD FROM
	DECEMBER 31,			JAN. 1, 2004 TO	AUG 28, 2004 TO	JAN. 1, 2003 TO	JAN. 10, 2003 TO
	2007	2006	2005	AUG 27, 2004	DEC 31, 2004	JAN. 9, 2003	DEC. 31, 2003

	(IN MILLIONS EXCEPT RATIOS)
EARNINGS:
Earnings (loss) from continuing operations	32.4	89.7	80.5	(111.3)	(2.2)	(60.9)	62.1
Provision (benefit) for income taxes	33.1	63.9	56.1	(41.4)	4.3	(21.8)	41.4

“Earnings”	65.5	153.6	136.6	(152.7)	2.1	(82.7)	103.5

FIXED CHARGES:
Interest expense including amortization of debt expense and discount	122.0	115.6	102.4	56.1	40.3	1.0	57.4
Interest portion of rental expense	15.5	13.3	10.8	6.4	3.4	0.2	8.2

“Fixed Charges”	137.5	128.9	113.2	62.5	43.7	1.2	65.6

Earnings Available for Fixed Charges	203.0	282.5	249.8	(90.2)	45.8	(81.5)	169.1

Ratio of Earnings to Fixed Charges	1.5	2.2	2.2	— (1)	1.0	— (1)	2.6

	ACTUAL			PRO FORMA
	FIRST SIX MONTHS	FIRST SIX MONTHS	PRO FORMA	FIRST SIX MONTHS
	ENDED	ENDED	YEAR ENDED	ENDED
	JUNE 28, 2008	JUNE 30, 2007	DEC. 31, 2007	JUNE 28, 2008

	(IN MILLIONS EXCEPT RATIOS)
EARNINGS:
(Loss) earnings from continuing operations	(0.4)	27.9	14.3	(4.6)
Provision for income taxes	2.5	22.6	22.8	0.1

“Earnings”	2.1	50.5	37.1	(4.5)

FIXED CHARGES:
Interest expense including amortization of debt expense and discount	58.7	60.0	150.4	75.2
Interest portion of rental expense	7.8	7.8	15.5	7.8

“Fixed Charges”	66.5	67.8	165.9	83.0

Earnings Available for Fixed Charges	68.6	118.3	203.0	78.5

Ratio of Earnings to Fixed Charges	1.0	1.7	1.2	— (1)

(1)	Earnings were insufficient to cover fixed charges by approximately $152.7 million, $82.7 million and $4.5 million for the period from January 1, 2004 to August 27, 2004, the period from January 1, 2003 to January 9, 2003 and the pro-forma results for the first six months ended June 28, 2008, respectively.